Exhibit 99.1

October 26, 2011

Dear Shareholder,

You are cordially invited to attend the 2011 Annual Meeting of Shareholders of Allot Communications Ltd., to be held at Allot’s offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel on November 30, 2011, at 5:00 p.m. local time.

At the Annual Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Allot’s board of directors recommends that you vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of Allot, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice of Annual Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the enclosed instructions.

We urge all of our shareholders to review our annual report on Form 20-F, which is available on our website at www.allot.com.

We look forward to greeting as many of you as can attend the meeting.

Sincerely,

/s/ Shraga Katz
Shraga Katz
Chairman of the Board of Directors

ALLOT COMMUNICATIONS LTD.
____________________________________

Notice of Annual Meeting of Shareholders

22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel

Tel: +972-9-761-9200
____________________________________

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Annual Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on November 30, 2011, at 5:00 p.m. Israel time at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel. The Annual Meeting is being called for the following purposes:

1.
To elect Itzhak Danziger as a Class II director of the board of directors of the Company (the “Board”), to serve until the 2014 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

2.
To approve the terms of Itzhak Danziger’s service, including payment of director fees, granting of stock options and eligibility for indemnification and exculpation, further to the approval of the compensation committee, the audit committee and the Board.

3.	To approve an amendment to the compensation plan of Rami Hadar, further to the approval of the compensation committee, audit committee and the Board.

4.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2011 and until the next annual meeting of shareholders and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

5.	To report on the business of the Company for the fiscal year ended December 31, 2010, including a review of the 2010 financial statements.

6.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment thereof.

Only shareholders of record at the close of business on October 21, 2011 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting.

i

A proxy statement describing the various matters to be voted upon at the Annual Meeting along with a proxy card enabling shareholders to indicate their vote on each matter, will be mailed on or about October 26, 2011 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be filed with the U.S. Securities and Exchange Commission under cover of a Form 6-K and will be available on the Company’s website www.allot.com.  Signed proxy cards must be received no later than twenty-four hours before the time fixed for the Annual Meeting or presented to the chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s office at the above address no later than November 29, 2011.

By Order of the Board of Directors,

/s/ Shraga Katz
Shraga Katz
Chairman of the Board of Directors

Hod Hasharon, Israel
October 26, 2011

ii

ABOUT THE ANNUAL MEETING

Q:	When and where is the 2011 Annual Meeting of Shareholders being held?

A:
The Annual Meeting (the “Annual Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on November 30, 2011, at 5:00 p.m. Israel time at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

Q:	Who can attend the Annual Meeting?

A:
Any shareholder may attend. Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:	Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on October 21, 2011 (the “Record Date”) are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the senior among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:	How do I vote?

A:
You may vote by mail. You can do this by completing your proxy card or voting instruction card and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the board of directors of the Company (the “Board”).

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in street name, you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) and bring it with you to the Annual Meeting.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:
Many Allot shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to Allot or to vote in person at the Annual Meeting.

Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation.

Q:	Does Allot recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend our Annual Meeting.

Q:	Can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

•	filing a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above;

•	granting a new proxy card or new voting instruction card bearing a later date; or

•	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:	How are my votes cast when I submit a proxy vote?

A:
When you submit a proxy vote, you appoint Shraga Katz, Rami Hadar and Nachum Falek, or any of them, as your representative(s) at the Annual Meeting. Your shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 5:00 p.m., Israel Time, on November 29, 2011, twenty-four hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting or presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the instructions indicated on the proxy card. The Company currently knows of no other matters to be submitted at the Annual Meeting other than as specified in the Notice of Annual Meeting of Shareholders included with this proxy statement. If any other business is properly brought before the Annual Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent and/or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:	What constitutes a quorum?

A:
To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25%, or 6,105,854, of the 24,423,414 ordinary shares outstanding as of the Record Date, that is, a quorum.

Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

Q:	What happens if a quorum is not present?

A:	If a quorum is not present, the Annual Meeting will be adjourned to the same day at the same time the following week.

Q:	How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

Each proposed resolution requires that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the matter presented for passage be voted “FOR” the adoption of the proposal.

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the Annual Meeting?

A:
We plan to announce preliminary voting results at the Annual Meeting and will publish the final results in a Form 6-K filed with the SEC promptly following the Annual Meeting. You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.allot.com; or

•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of Allot’s ordinary shares, by (1) each person Allot believes to be the beneficial owner of more than 5.0% of our ordinary shares, and (2) all of the Company’s directors and executive officers as a group. Each of our shareholders has identical voting rights with respect to his or her shares. The information regarding beneficial ownership of our major shareholders is based, except as otherwise indicated in the footnotes to the table, upon their respective public filings with the U.S. Securities and Exchange Commission.

Except as otherwise indicated in the footnotes to the table, we believe that each shareholder named in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Brookside Capital Fund(2)	3,426,638	14.0%
Zohar Zisapel(3)	2,842,378	11.6%
Diker Management(4)	1,397,227	5.7%
All directors and executive officers as a group	1,236,202	4.8%
______________________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from October 21, 2011 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 24,423,414 ordinary shares outstanding as of October 21, 2011.

(2)
Based on a Schedule 13G/A filed on February 14, 2011. Consists of 3,426,638 shares held by Brookside Capital Partners Fund, L.P., a Delaware limited partnership. Brookside Capital Investors, L.P., a Delaware limited partnership is the sole general partner of the Brookside Capital Partners Fund, L.P. Brookside Capital Management, LLC, a Delaware limited liability company, is the sole general partner of Brookside Capital Investors, L.P. Domenic J. Ferrante is the sole managing member of Brookside Capital Management, LLC. The address of the Brookside entities and the foregoing individual is 111 Huntington Avenue, Boston, Massachusetts 02199.

(3)
Based on a Schedule 13G/A filed on January 13, 2011. Consists of 2,777,487 shares held by Zohar Zisapel and 64,891 shares held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

(4)	Based on a Schedule 13G filed on February 14, 2011. The address of Diker Management, LLC is 730 Fifth Avenue, 15th Floor, New York, NY 10019.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

ELECTION OF A CLASS II DIRECTOR

Background

Following the Annual Meeting, assuming the election of the Class II director under this PROPOSAL 1, our Board shall consist of six directors. Our Articles of Association provide that we may have up to nine directors.

Under our Articles of Association, our directors (other than our Outside Directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than our Outside Directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires.

The term of our Class II directors, consisting of Dr. Eyal Kishon and Shai Saul, expires at this Annual Meeting. Our Class III directors, consisting of Rami Hadar and Yigal Jacoby, will hold office until the annual meeting of our shareholders in 2012. Our Class I director, Shraga Katz, will hold office until the annual meeting of our shareholders in 2013. In addition, we have two Outside Directors who serve on the Board for fixed 3-year periods in accordance with the Israeli Companies Law-1999 (the “Israeli Companies Law”). Each of Dr. Eyal Kishon and Shai Saul is not standing for reelection.

Itzhak Danziger, who has served as an observer to the Board since 2010, is proposed for election by the shareholders as a Class II director. If elected at the Annual Meeting, Mr. Danziger will serve until the 2014 annual meeting of our shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with our Articles of Association and the Israeli Companies Law. Mr. Danziger has declared to the Company that he is willing to serve as a director if elected, that he has the qualifications, and time required for the performance of his duties as a director and that there are no legal restrictions preventing him from assuming such office. Prior to his nomination for a directorship, Mr. Danziger served as an observer to the Board and received cash and stock-based compensation in that capacity and, as a technical matter, was considered an "employee" under Israeli law. As a result, there is a question as to whether he meets NASDAQ's requirements for an independent director. Mr. Danziger does not have any other past or current relationship with Allot that would cause him not to be independent. The Board has therefore determined that, if elected, Mr. Danziger will serve on the audit committee (but not as its Chairman) pursuant to the exception provided by NASDAQ Rule 5605(c)(2)(B) on the basis that he (i) will not receive directly or indirectly any consulting, advisory, or other compensatory fee from the Company or its subsidiaries except compensation received solely for service on the board; (ii) is not an affiliate of the Corporation, and (iii) is not a current officer or employee or a family member of such officer or employee of the Company. The Board believes that this is appropriate under the exceptional and limited circumstances related to Mr. Danziger's past service to the Company and in light of the contributions that he can make to the Audit Committee.

The following is biographical information about Mr. Danziger:

Itzhak Danziger serves as chairman of the board of Galil Software, an Israeli software services company, and as a director of several other privately held technology companies. From 1985 to 2007, Mr. Danziger held various executive positions at Comverse, a technology companies group that develops and markets telecommunications systems, including chairman of the Comverse subsidiary - Starhome, as president of Comverse Technology Group, and as president of Comverse Network Systems. Prior to joining Comverse, Mr. Danziger held various R&D and management positions in Tadiran Telecom Division, which was later acquired by ECI Telecom. Further, Mr. Danziger serves as a director in Israel Venture Network, a venture philanthropy network, in Avney Rosha, the Israel Institute for School Leadership, and in other non-governmental organizations. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee) and was chairman of two of its subcommittees. Mr. Danziger holds B.Sc. cum laude and M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and M.A. cum laude in philosophy and digital culture from Tel Aviv University.

Proposed Resolution

You are requested to adopt the following resolution:

“1.           RESOLVED, Itzhak Danziger be elected as a Class II director, to serve until the 2014 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 2

TERMS OF SERVICE OF ITZHAK DANZIGER

Background

Under the Israeli Companies Law, arrangements regarding the compensation of a director of a public company require the prior approval of the Company’s audit committee, Board and shareholders, in that order. The compensation described below has previously been approved by the Company’s compensation committee, audit committee and the Board, and now requires approval by the Company’s shareholders.

Further to the approval of the compensation committee and audit committee and the Board, shareholders will be asked to approve a compensation for Itzhak Danziger, subject to his election as a Class II director. It is proposed to approve (a) payment to Itzhak Danziger of annual cash compensation of NIS 45,000 (approximately $12,500) and a per meeting attendance fee of NIS 3,750 (approximately $1,000), both of which will be linked to the Israeli Consumer Price Index (the “Director Recommended Compensation”), and (b) a grant to Itzhak Danziger, of options to purchase 15,000 ordinary shares of the Company with an exercise price equal to the closing sale price of the Company’s ordinary shares as quoted on the NASDAQ Global Market on the date of grant, vesting over a period of three years, with 1/12 of the options vesting at the end of each three-month period from the date of their grant (which shall be the first trading day after the date of approval of the grant at the Annual Meeting), with the vesting of said options accelerated upon certain mergers and acquisitions involving the Company.

The Company also wishes to enter into an agreement with Mr. Danziger exculpating him, to the fullest extent permitted by law, from liability to it for damages caused to it as a result of a breach of duty of care, and undertaking to indemnify him to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the Board based on the Company’s activities, and to an amount or according to criteria determined by the Board as reasonable under the circumstances. The current maximum amount set forth in such agreements is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of the Company’s securities, an amount equal to 50% of the Company’s shareholders’ equity on a consolidated basis, based on its most recent financial statements made publicly available before the date on which the indemnity payment is made. The agreement shall be in substantially the form approved at the special meeting of shareholders held on October 26, 2006 and in substantially the same form entered into with other directors.

Proposed Resolution

You are requested to adopt the following resolution:

“2.A.    RESOLVED, that the Director Recommended Compensation for Itzhak Danziger, is hereby approved.

2.B.       RESOLVED, that the grant to Itzhak Danziger, the Company’s Class II director, of options to purchase 15,000 ordinary shares of the Company, as approved by the Company’s compensation committee, audit committee and Board and presented to the shareholders at the Annual Meeting, is hereby approved.

2.C.       RESOLVED, that the Company be authorized to enter into an agreement with Itzhak Danziger exculpating him, to the fullest extent permitted by law, from liability to the Company for damages caused to the Company as a result of a breach of duty of care, and undertaking to indemnify him to the fullest extent permitted by law, in the form approved at the special meeting of shareholders held on October 26, 2006 and the same form entered with other directors.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt these resolutions.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

PROPOSAL 3

COMPENSATION OF RAMI HADAR

Background

In December 2008, the Company implemented an across-the-board salary reduction of 6% to all employees and 10% to all management team members. In January 2011, the Company’s management decided to reverse the aforementioned reduction for all non-executive employees. On February 7, 2011, the Company’s compensation committee approved to also reverse the aforementioned reduction in respect of all officers. Accordingly, salary payments made thereafter reflected the reinstated salaries, with the exception of the salary of the Company’s President and Chief Executive Officer, Rami Hadar, who serves as a member of the Company’s the Board and therefore reinstating his salary requires the approval of the Company’s audit committee, Board and shareholders.

Additionally, the compensation committee of the Company approved granting bonuses to all members of the Company’s management team. The grant of a bonus to Mr. Hadar also requires shareholder approval.

Further to the approval of the compensation committee and audit committee, the Board proposes to amend the compensation plan of Rami Hadar, in his capacity as President and Chief Executive Officer of the Company, as follows (the “CEO Recommended Compensation Plan”):

•
reverse the 10% salary reduction undertaken by Mr. Hadar in December 2008, such that the monthly salary of Mr. Hadar shall be increased by NIS 6,250 to an aggregate amount of NIS 62,500, effective for all salary payments made after the date of the Annual Meeting.

•	grant Mr. Hadar a bonus in the amount of NIS 68,304, which reflects annual bonus for the year 2010.

Proposed Resolution

You are requested to adopt the following resolution:

“3.           RESOLVED, that the CEO Recommended Compensation Plan for Rami Hadar, is hereby approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 4

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, was our independent registered public accounting firm for the fiscal year ended December 31, 2010. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2011 and until the next annual meeting of shareholders and to authorize the Board, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves audit and non-audit services rendered by our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December, 31,
	2009	2010
	(in thousands of U.S. dollars)
Audit Fees(1)	$127	$170
Audit-Related Fees(2)	-	-
Tax Fees(3)	42	10
Other Fees(4)	31	40

Total	$200	$220

(1)
”Audit fees” include fees for services performed by the Company’s independent public accounting firm in connection with our annual audit for 2009 and 2010, certain procedures regarding the Company’s quarterly financial results submitted on Form 6-K, the filing of Form F-3 and consultation concerning financial accounting and reporting standards.

(2)	“Audit-Related fees” include fees for the performance of due diligence investigations.
(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives.

Proposed Resolution

You are requested to adopt the following resolution:

“4.           RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2011 and until the next annual meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate compensation paid to, or accrued on behalf of, our directors and executive officers as a group during 2010 was approximately $2.1 million in salaries, fees, bonuses, commissions and directors’ fees, and approximately $0.4 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts expended for automobiles made available to our officers, business travel and other expenses, including dues for professional and business associations, and other benefits commonly reimbursed or paid by companies in Israel.

We pay our chairman of the Board an annual fee of NIS 270,000 (approximately $75,000). We pay each of our directors, Shai Saul, Dr. Eyal Kishon and Yigal Jacoby, an annual fee of NIS 45,000 (approximately $12,500) and a per meeting attendance fee of NIS 3,750 (approximately $1,000). We pay each of our outside directors fees as required by the Israeli Companies Law. Each director also was granted upon his or her election and reelection options to purchase 15,000 of our ordinary shares, which vest on a quarterly basis over a period of three years.

During 2010, our directors and executive officers received, in the aggregate, options to purchase 375,000 ordinary shares under our equity based compensation plans. These options have a weighted average exercise price of approximately $5.04 and the options will expire ten years after the date the options were granted.

AUDIT COMMITTEE REPORT

The audit committee is comprised solely of independent directors, as defined by the rules of the SEC and the NASDAQ Stock Market, and operates under a written charter which is available on the Company’s website.

The audit committee includes at least one independent director who is determined by the Board to meet the qualifications of an “audit committee financial expert” in accordance with SEC rules. Nurit Benjamini is the independent director who has been determined to be an audit committee financial expert. Shareholders should understand that this designation is an SEC disclosure requirement related to Ms. Benjamini’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Ms. Benjamini any duties, obligations or liability that are greater than are generally imposed on her as a member of the audit committee and the Board, and her designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the audit committee or the Board.

Under the Israeli Companies Law, the audit committee is responsible for: (a) identifying deficiencies in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) reviewing and deciding whether to approve certain related party transactions and certain transactions involving conflicts of interest; (c) deciding whether certain actions involving conflicts of interest are material actions and whether certain related party transactions are extraordinary transactions; (d) reviewing the internal auditor’s work program; (e) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has the tools and resources required to perform his or her duties; and (f) examining the independent auditor’s scope of work as well as the independent auditor’s fees and providing the corporate body responsible for determining the independent auditor’s fees with its recommendations. In addition, pursuant to the 2011 Amendment, as of September 15, 2011, the audit committee will also be responsible for implementing procedures concerning employee complaints on deficiencies in the administration of the company’s business and the protection to be provided to such employees. Furthermore, in accordance with regulations promulgated under the Israeli Companies Law, the audit committee discusses the financial statements and presents to the board its recommendations with respect to the proposed financial statements. Management has the primary responsibility for preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company’s independent registered public accounting firm is responsible for performing an audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the audit committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent registered public accounting firm, nor can the audit committee certify that the independent registered public accounting firm is “independent” under applicable rules.

In this context, the audit committee has met and held discussions with management, the Company’s internal auditor and the independent registered public accounting firm. Management represented to the audit committee that the audited financial statements of the Company included in the Company’s annual report to shareholders for the fiscal year ended December 31, 2010, were prepared in accordance with generally accepted accounting principles in the United States, and the audit committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm.

The audit committee received the written disclosures and the letter from the independent auditor required by the Independence Standards Board Standard No. 1 and discussed with the independent auditor its independence under that standard. The audit committee also discussed with the independent auditor the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (Communications with Audit Committees). The audit committee also considered the compatibility of the independent auditor’s non-audit services with the standards for auditors’ independence. The audit committee discussed with the independent auditor the overall scope and plans for their audit.

Based on the reviews and discussions referred to above, the audit committee recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in the annual report on Form 20-F for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission. The audit committee has recommended (which recommendation was adopted by the Board) the selection of the Company’s independent registered public accounting firm, subject to shareholder approval.

Submitted by the audit committee of the Board:

Nurit Benjamini
Dr. Eyal Kishon
Steven D. Levy

REPORT OF THE BOARD OF DIRECTORS

At the Annual Meeting, the Board will provide a management report which will include a discussion of the Company’s consolidated financial statements for the fiscal year ended December 31, 2010.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2011 Annual Meeting of shareholders must satisfy the requirements of the Israeli Companies Law in order to have a proposal presented at the Annual Meeting. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board includes a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that Shraga Katz, Rami Hadar and Nachum Falek, or any of them, the persons named as proxies, will vote, pursuant to their discretionary authority, according to their best judgment, in the interest of the Company.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

The Company expects to mail this proxy statement and the enclosed form of proxy to shareholders on or about October 26, 2011. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

ADDITIONAL INFORMATION

 The Company’s annual report for the fiscal year ended December 31, 2010, filed on Form 20-F with the SEC on June 9, 2011, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the Investors section of Allot’s website at www.allot.com. In addition, the Company has filed a number of press releases on Form 6-K, including in respect of its quarterly results of operations for the quarters ended March 31, 2011 and June 30, 2011. Shareholders may obtain a copy of these documents without charge at www.allot.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to, there proxy rules.

By Order of the Board of Directors, /s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

Hod Hasharon, Israel
Date: October 26, 2011

PROXY
ALLOT COMMUNICATIONS LTD.
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 30, 2011
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Shraga Katz, Rami Hadar and Nachum Falek, and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares of Allot Communications Ltd., an Israeli company (the "Company"), which the undersigned may be entitled to vote at the Annual Meeting of shareholders of the Company to be held at the offices of the Company at 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod Hasharon, Israel, on Wednesday, November 30, 2011, at 5:00 p.m. local time or at any adjournment or postponement thereof, as shown on the voting side of this card.

(Continued and to be signed on the reverse side.)

ANNUAL MEETING OF SHAREHOLDERS OF

ALLOT COMMUNICATIONS LTD.

November 30, 2011

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.allot.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
1.
TO ELECT ITZHAK DANZIGER AS A CLASS II DIRECTOR, TO SERVE UNTIL THE 2014 ANNUAL MEETING OF SHAREHOLDERS AND UNTIL HIS SUCCESSOR HAS BEEN ELECTED AND QUALIFIED, OR UNTIL HIS OFFICE IS VACATED IN ACCORDANCE WITH THE COMPANY'S ARTICLES OF ASSOCIATION OR THE ISRAELI COMPANIES LAW.
			☐	☐	☐

	2.	TO APPROVE THE TERMS OF ITZHAK DANZIGER'S SERVICE, INCLUDING PAYMENT OF ANNUAL COMPENSATION, THE GRANT OF STOCK OPTIONS AND ELIGIBILITY FOR INDEMNIFICATION AND EXCULPATION.	☐	☐	☐

	3.	TO APPROVE THE PROPOSED CEO RECOMMENDED COMPENSATION PLAN FOR RAMI HADAR.	☐	☐	☐

4.
TO APPROVE THE REAPPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011 AND UNTIL THE 2012 ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE BOARD OF DIRECTORS, UPON RECOMMENDATION OF THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF SAID INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.
			☐	☐	☐

The proxy will be voted as specified. If a choice is not specified, this proxy will be voted "FOR" all proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.